Exhibit (a)(4)

AMENDED AND RESTATED

CERTIFICATE OF TRUST

OF

IVY CREDIT OPPORTUNITIES FUND

This Amended and Restated Certificate of Trust of Ivy Credit Opportunities Fund (the “Trust”) has been duly executed and is being filed in accordance with the provisions of Section 3810 of the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq. (the “Act”), to amend and restate the Certificate of Trust of the Trust filed with the Delaware Secretary of State on January 30, 2013 under the name Ivy Global Credit Opportunities Fund, as amended by the Certificate of Amendment to Certificate of Trust of the Trust filed on February 6, 2013 with the Delaware Secretary of State to change the name of the Trust to Ivy Credit Opportunities Fund.

The Certificate is hereby amended and restated in its entirety to read as follows:

1. Name. The name of the Trust is Ivy High Income Opportunities Fund.

2. Registered Investment Company. The Trust is, or will become prior to or within 180 days following the first issuance of beneficial interests therein, a registered investment company under the Investment Company Act of 1940, as amended.

3. Registered Agent. The business address of the registered office of the Trust in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the Trust’s registered agent at such address is The Corporation Trust Company.

4. Effective Date. This Amended and Restated Certificate of Trust shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Amended and Restated Certificate of Trust in accordance with the Act.

/s/ Henry J. Herrmann
Henry J. Herrmann as Trustee and not individually